Renaissance Learning, Inc.

P.O. Box 8036

Wisconsin Rapids, Wisconsin 54495-8036

Phone (715) 424-3636; Fax (715) 424-4242

www.renlearn.com

May 25, 2005

VIA EDGAR AND FACSIMILE (202) 942-9528

Mr. Perry Hindin

Division of Corporate Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:

Renaissance Learning, Inc.

Registration Statement on Form S-4/A3

File No. 333-122993

Dear Mr. Hindin:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Renaissance Learning, Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 9:00 a.m., Washington, D.C. time, on May 26, 2005, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RENAISSANCE LEARNING, INC.

/s/ Steven A. Schmidt

Steven A. Schmidt

Executive Vice President

cc:

Dennis F. Connolly